Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards

Chief Executive Officer

Telefax: (5411) 4343-7528

investorelations@gfgsa.com

www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS

SECOND QUARTER ENDED JUNE 30, 2014

Buenos Aires, Argentina, August 7, 2014 – Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia” or “GFG”) (Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) announced its consolidated financial results for the second quarter ended June 30, 2014.

NET INCOME FOR THE QUARTER ENDED JUNE 30, 2014

•	Net income for the second quarter ended on June 30, 2014, amounted to Ps. 693.2 million or Ps. 0.533 per share, equivalent to Ps. 5.332 per ADS.

•	This result was mainly attributable to the income derived from our interest in Banco de Galicia y Buenos Aires S.A. (the “Bank”) (Ps. 647.1 million), in Sudamericana Holding S.A. (Ps. 51.3 million) and from deferred tax adjustments (Ps. 15.5 million) and partially offset by administrative and financial expenses of Ps. 31.7 million.

•	During the second quarter ended on June 30, 2014, the Bank recorded a net income of Ps. 673.3 million, an increase from the Ps. 383.0 million corresponding to the second quarter ended on June 30, 2013.

•	The difference between the net income earned by the Bank of Ps. 673.3 million and the income registered by GFG of Ps. 647.1 million was primarily attributable to the elimination of a Ps. 25.5 million profit in connection with the sale of its stake in Galicia Administradora de Fondos S.A. to GFG.

•	As of June 30, 2014, the Bank’s market share of loans to the private sector was 8.65%. The Bank’s market share of deposits from the private sector was 8.93%.

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•	The table below shows results per share based on Grupo Financiero Galicia’s financial statements.

	In pesos
	FY 2014	FY 2013	Six months ended as of
Earnings per Share	2nd Q 06/30/14	2nd Q 06/30/13	06/30/14	06/30/13
Total average shares (in thousands)	1,300,265	1,241,407	1,300,265	1,241,407
Total shares outstanding (in thousands)	1,300,265	1,241,407	1,300,265	1,241,407
Book value per share	6.485	4.436	6.485	4.436
Book value per ADS (*)	64.853	44.360	64.853	44.360
Earnings per share	0.533	0.291	1.172	0.532
Earnings per ADS (*)	5.332	2.910	11.720	5.320

(*)	1 ADS = 10 ordinary shares

•	Grupo Financiero Galicia’s net income for the quarter represents an annualized return of 3.27% on average assets and of 34.32% on average shareholders’ equity.

	Percentages
	FY 2014	FY 2013	Six months ended as of
Profitability	2nd Q 06/30/14	2nd Q 06/30/13	06/30/14	06/30/13
Return on Average Assets (*)	3.27	2.47	3.68	2.34
Return on Average Shareholders’ Equity (*)	34.32	27.68	39.27	25.77

(*)	annualized

NET INCOME BY BUSINESS

	In millions of pesos
	FY 2014	FY 2013	Six months ended as of
Net Income by Business	2nd Q 06/30/14	2nd Q 06/30/13	06/30/14	06/30/13
Income from stake in Banco Galicia (100%)	647.1	363.6	1,417.7	669.9
Income from stake in Sudamericana Holding (87.5%)	51.3	41.2	104.1	75.2
Income from stake in Galicia Administradora de Fondos S.A. (95%)	8.0	—	8.0	—
Income from stake in other companies	3.0	1.1	7.7	3.5
Deferred tax adjustment in Banco Galicia’s subsidiaries	15.5	15.1	32.0	34.9
Other Income GFG	(31.7)	(59.2)	(45.6)	(122.8)
Income Tax	—	—	—	—

Net Income for the period	693.2	361.8	1,523.9	660.7

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•	“Income from stake in other companies” includes the results from our interests in Galicia Warrants S.A., Compañía Financiera Argentina S.A. and Net Investment S.A.

•	“Deferred tax Adjustment” shows the income tax charge determined by the Bank’s subsidiaries in accordance with the deferred tax method. This adjustment was not made in the Bank’s financial statements because Argentine Central Bank regulations do not contemplate the application of the deferred tax method.

•	“Other income GFG” for the first quarter 2014 includes Ps. 7.9 million of administrative expenses, Ps. -23.0 million of financial expenses and Ps. -0.8 million of other income and expenses.

CONFERENCE CALL

On Monday, August 11, 2014 at 11:00 A.M. Eastern Standard Time (12:00 PM Buenos Aires Time), GFG will host a conference call to review this results. The call-in number is: 719-325-2281 – Conference ID: 9560518

This report is a summary analysis of the Grupo Financiero Galicia’s financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with the Bank’s press release (www.bancogalicia.com.ar) and GFG’s financial statements, as well as with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar), Bolsa de Comercio de Córdoba and Nasdaq (www.nasdaq.com).Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

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SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of pesos
	06/30/14	03/31/14	12/31/13	09/30/13	06/30/13
Cash and due from banks	14,688.0	14,238.2	12,560.3	9,665.5	8,249.1
Government and Corporate Securities	10,322.7	6,768.4	3,987.3	5,415.6	3,803.4
Net Loans	58,846.4	55,957.8	55,264.9	49,766.9	48,276.6
Other Receivables Resulting from Financial Brokerage	6,473.0	6,501.5	5,696.1	5,357.1	5,185.9
Equity Investments in other Companies	57.2	94.0	90.0	77.9	78.7
Bank Premises and Equipment, Miscellaneous and Intangible Assets	3,307.4	3,178.0	3,061.9	2,879.2	2,706.3
Other Assets	2,727.3	2,925.9	2,495.3	2,432.7	2,369.0

TOTAL ASSETS	96,422.0	89,663.8	83,155.8	75,594.9	70,669.0

Deposits	58,564.0	55,055.7	51,395.3	47,114.1	44,131.3
Other Liabilities Resulting from Financial Brokerage	23,393.0	20,787.7	19,333.3	17,301.6	16,361.9
Subordinated Negotiable Obligations	1,916.6	1,817.7	1,656.3	1,433.0	1,334.4
Other Liabilities	3,456.2	3,586.4	3,221.7	2,853.3	2,553.3
Minority Interest	659.6	638.4	602.0	850.4	781.6

TOTAL LIABILITIES	87,989.4	81,885.9	76,208.6	69,552.4	65,162.5

SHAREHOLDERS’ EQUITY	8,432.6	7,777.9	6,947.2	6,042.5	5,506.5

INFLATION AND EXCHANGE RATE
Retail Price Index (%) (**)	4.58	9.98	3.27	2.62	2.27
Wholesale Price Index (%) (**)	5.18	13.01	3.90	3.40	3.60
C.E.R. (%) (**)	6.33	8.15	2.65	2.59	2.12
Exchange Rate ($/U$S) (***)	8.1327	8.0098	6.5180	5.7915	5.3852

(*)	Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 - Law 19550).
(**)	Variation within the quarter.
(***)	Last working day of the quarter. Source B.C.R.A. - Comunique “A” 3500 - Reference Exchange Rate

4	Press Release 2° Q 2014

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of pesos
Quarter ended as of:	06/30/14	03/31/14	12/31/13	09/30/13	06/30/13
FINANCIAL INCOME	4,944.3	5,055.5	3,971.1	3,412.1	2,947.6

Interest on Cash and Due From Bank	—	—	—	—	—
Interest on Loans to the Financial Sector	46.9	43.2	33.3	27.5	22.6
Interest on Overdrafts	383.2	318.1	267.1	246.2	203.7
Interest on Notes	885.4	866.1	772.0	668.3	545.0
Interest on Mortgage Loans	82.5	79.8	64.3	58.6	45.2
Interest on Pledge Loans	21.3	20.2	17.7	15.6	13.9
Interest on Credit Card Loans	1,608.4	1,411.1	1,212.4	1,075.5	1,066.1
Interest on Financial Leases	56.6	55.6	52.0	48.8	43.6
Interest on Other Loans	931.2	878.6	827.8	775.3	764.0
Net Income from Government and Corporate Securities	779.2	389.9	296.8	276.1	174.1
Net Income from Options	—	—	—	—	—
On Other Receivables Resulting from Financial Brokerage	58.3	48.4	35.3	23.1	14.9
Net Income from Guaranteed Loans-Decree 1387/01	1.1	1.1	0.4	0.6	0.4
Adjustment by application of adjusting index	0.5	0.3	0.3	0.2	0.2
Quotations Differences on Gold and Foreign Currency	—	—	—	—	—
Other	89.7	943.1	391.7	196.3	53.9

FINANCIAL EXPENSES	2,739.6	2,474.3	1,906.9	1,630.7	1,376.5

Interest on Saving Accounts Deposits	0.5	0.4	1.1	1.4	1.3
Interest on Time Deposits	1,864.3	1,486.8	1,180.6	995.3	810.9
Interest on Interbank Loans Received ( Call Money Loans)	4.6	8.2	6.5	4.3	2.5
Interest on Loans from Financial Sector	40.3	31.3	27.2	24.7	23.9
For Other Liabilities resulting from Financial Brokerage	431.2	345.3	279.0	251.8	232.4
Interest on Subordinated Negotiable Obligations	75.0	74.1	44.0	40.4	36.7
Other interest	21.9	9.2	6.8	7.6	7.9
Net Income from Options	—	—	—	—	0.9
Adjustment by application of adjusting index	0.1	0.1	—	-0.2	0.3
Contributions to the Deposit Insurance Fund	24.0	22.6	20.7	19.1	18.2
Quotations Differences on Gold and Foreign Currency	-47.4	135.0	69.7	52.8	15.9
Other	325.1	361.3	271.3	233.5	225.6

GROSS BROKERAGE MARGIN	2,204.7	2,581.2	2,064.2	1,781.4	1,571.1

PROVISIONS FOR LOAN LOSSES	566.5	682.0	508.3	392.3	434.7

INCOME FROM SERVICES, NET	1,343.4	1,179.3	1,169.2	1,108.3	1,046.6

INCOME FROM INSURANCE ACTIVITIES	302.0	265.2	228.0	230.4	239.5

ADMINISTRATIVE EXPENSES	2,291.2	2,051.9	1,981.6	1,903.3	1,849.5

Personnel Expenses	1,303.8	1,185.8	1,156.3	1,063.1	1,053.5
Directors’ and Syndics’ Fees	22.0	18.3	17.8	15.9	16.9
Other Fees	54.2	44.6	40.2	75.4	65.7
Advertising and Publicity	118.5	83.9	90.6	106.4	104.6
Taxes	205.8	182.8	167.2	155.7	153.4
Depreciation of Premises and Equipment	41.8	40.9	40.2	39.5	37.9
Amortization of Organization and Development Expenses	77.6	70.9	62.7	63.9	63.0
Other Operating Expenses	279.6	262.5	242.6	233.0	220.2
Other	187.9	162.2	164.0	150.4	134.3

MINORITY INTEREST	-46.5	-36.5	-39.3	-68.9	-51.2

INCOME FROM EQUITY INVESTMENTS	23.2	28.1	26.2	53.3	25.3

NET OTHER INCOME	128.1	105.1	96.5	45.0	87.7

INCOME TAX	404.0	557.8	427.9	317.9	273.0

NET INCOME	693.2	830.7	627.0	536.0	361.8

(*)	Grupo Financiero Galicia, consolidated with subsidiary companies (Art.33 - Law 19550).

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